FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Penthouse, 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Chief Financial Officer

Date: January 31, 2007

Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco PBL Entertainment Announces Final Number of Shares Issued in Connection with the

Assured Entitlement Distribution and Updated Number of Total Issued and Outstanding Shares

New York, January 31, 2007 – Melco PBL Entertainment (Macau) Limited (“Melco PBL Entertainment”), a developer and owner of casino gaming and entertainment resort facilities focused exclusively on the rapidly expanding Macau market, announced that as of January 31, 2007, its total number of issued and outstanding ordinary shares is 1,208,043,646 shares (out of which 208,043,646 ordinary shares are represented by 69,347,882 American Depositary Shares (the “ADSs”)).

Immediately prior to the Company’s initial public offering of ADSs on December 19, 2006 (the “IPO”), the Company had 1,000,000,000 total ordinary shares issued and outstanding. During the IPO, the Company initially issued 60,250,000 ADSs, representing 180,750,000 ordinary shares. On January 9, 2007, the Company sold an additional 9,037,500 ADSs, representing 27,112,500 ordinary shares pursuant to the underwriters’ option to purchase these additional ADSs from Melco PBL Entertainment at the initial public offering price less the underwriting commission to cover over-allotments of the ADSs. In its IPO prospectus, Melco PBL Entertainment disclosed that it would issue up to 205,000 ADSs, representing up to 615,000 ordinary shares, in connection with the assured entitlement distribution described in the prospectus. The total number of ADSs that were actually issued in connection with the assured entitlement on December 22, 2006 was 60,382 ADSs, representing 181,146 ordinary shares.

Except as described above, no other ADSs or ordinary shares have been issued and are outstanding. The total number of issued and outstanding shares does not include the ordinary shares (including ordinary shares with restricted voting and dividend rights) reserved for grants under Melco PBL Entertainment’s 2006 share incentive plan, including the restricted shares with restricted voting and dividend rights that had been approved for granting as of the date of listing of the ADSs on December 19, 2006, as described in the prospectus.

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment is a developer, owner and through its wholly-owned subsidiary, Melco PBL Gaming (Macau) Limited (the “MPBL Gaming”), an operator of casino gaming and entertainment casino resort facilities focused exclusively on the rapidly expanding Macau market. MPBL Gaming is one of six companies granted concessions or subconcessions to operate casinos in Macau. Melco PBL Entertainment’s development projects include the Crown Macau, which is targeted to open in the second quarter of 2007, and the City of Dreams, the first phase of which is targeted to open in late 2008. Its existing projects include the Mocha Clubs, which feature a total of approximately 1,000 gaming machines in six locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. Melco PBL Entertainment has also entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau peninsula. For more information about Melco PBL Entertainment, please visit http://www.melco-pbl.com.

Melco PBL Entertainment has strong support from both of its founding shareholders, Melco International Development Limited (“Melco”) and Publishing & Broadcasting Limited (“PBL”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-Chairman and CEO of Melco PBL Entertainment. PBL is a top-20 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of Melco PBL Entertainment.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco PBL Entertainment may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Melco PBL Entertainment’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for the Crown Macau and the City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. Melco PBL Entertainment does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of January 31, 2007, and Melco PBL Entertainment undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:
Mai Lam Vice President Investor Relations Tel: (852) 3151 3750	Email: mailam@melco-pbl.com